Exhibit 99.86

mCloud Partners with nybl and Signs Deal to Jointly Optimize First 2,000 Oil Wells in Kuwait and North America

VANCOUVER, BC, June 24, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al") and analytics, today announced it had signed a mutual reseller and a global service agreement with nybl, an innovative technology company delivering Al solutions to industries that include process industries such as oil and gas.

lncluded in this agreement is cooperation with nybl to deliver a joint solution that will connect and optimize an initial 2,000 oil wells in North America and Kuwait. Cooperation on this solution is now underway.

mCloud and nybl have partnered to deliver complete asset optimization solutions to oil and gas operators worldwide, initially targeting over one million oil and gas wells employing artificial lift technology such as Electric Submersible Pumps, or ESPs, and plunger lifts in Western Canada, the United States, and the Middle East. nybl's lift.aiTM and mCloud's AssetCareTM platform will together provide oil and gas well operators with an integrated capability that uses Al to eliminate unplanned outages and continuously monitor the lift equipment at every connected well.

Through the arrangement, mCloud will have the exclusive licensing rights to nybl's lift.aiTM technology in North America, where these capabilities will become part of the Company's AssetCare solution suite for Connected lndustry. ln addition, nybl will package and sell AssetCare to its customers, primarily in the Middle East, as a complement to its current offerings.

"By combining forces, mCloud and nybl will be able to assist oil and gas customers all around the world," said Noor Alnahas, CEO of nybl. "Our joint solution will enable operators to see benefits in excess of US$200,000 per connected well annually."

"We could not be more excited about teaming with nybl to further enhance the Al capabilities we bring to new and existing AssetCare customers," said Costantino Lanza, mCloud's Chief Growth and Revenue Officer. "Our companies complement each other on all fronts, and our teams are already engaging with additional customers to bring our joint capabilities to specifically targeted oil wells all across North America, with connections to commence in the second half of 2020."

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCareTM platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About nybl

nybl is a technology development house driving digital transformation using machine learning to deliver real-time failure prediction, prescription, prevention, and optimization solutions that increase efficiency and reduce cost in any industry.

nybl solutions are current being used to solve problems ranging from predicting demand in supply chain to predicting equipment failure in the oil and gas industry as well as assessing the probability of physical security threats.

nybl's solutions are enabled by an end-to-end Artificial lntelligence platform that eliminates the need for historical training data by using data-behavior models and knowledge-driven machine learning to transform data into intelligence.

For more information, visit www.nybl.ai.

SOURCE mCloud Technologies Corp.

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For further information: Craig MacPhail, NATlONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604- 669-9973

CO: mCloud Technologies Corp. CNW 07:00e 24-JUN-20